MAIL STOP 3561

								August 18, 2005

Mr. Yonglin Du
Level 19, Building C
Tianchuangshiyuan,
Huishongbeili,
Beijing, China 100012


      Re:	Dahua, Inc.
   Amendment No. 1 to Registration Statement on Form SB-2
      Filed August 16, 2005
      File No. 333-122622


Dear Mr. Du,

      We have completed a preliminary reading of your amended registration statement. It appears that your document fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments until the following material deficiencies are addressed:

1. The financial statements filed in this amendment were not current when filed. The review of the registration statement will not commence until an amendment with the updated financial statements is filed. Please note the updating requirements of Item 310(g) of Regulation S-B.


Closing Comments

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. Any questions regarding the financial statements may be directed to
Carlton Tartar at (202) 551-3387. Questions on other disclosure issues may be directed to William Bennett at (202) 551-3389.


							Sincerely,



John Reynolds
Assistant Director


 cc:	William G. Hu
	Fax (212) 809-1289



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Mr. Yonglin Du
Dahua, Inc.
August 18, 2005
P. 1